(1) CIMYM, Inc.

(2) CIMAB S.A.

(3) Innogene Kalbiotech Private Limited

And

(4) P.T. Kalbe Farma Tbk

Development and License Agreement
Relating to Nimotuzumab (TheraCIM h-R3)

Development and License Agreement

This Agreement dated the 31 day of October, 2005 is made between:

(1)  CIMYM, Inc. (company registration number 12142) ("CIMYM"), a company incorporated in Canada, whose principal place of business is at 5045 Orbitor Drive, Building II, Suite 400 Mississauga, Ontario L4W 4Y4; and

(2)  CIMAB S.A. (company registration number 107/92) ("CIMAB"), a company incorporated in Cuba, whose principal place of business is at 206 Street, No. 1926, e/ I9 y 21, Atabey, Playa, Havana City, Cuba; and

(3)  Innogene Kalbiotech Private Limited (company registration number 200306430D) ("IGK") a company incorporated in Singapore, whose principal place of business is at 24 Raffles Place, #27-06 Clifford Centre, Singapore 048621); and

(4)  P.T. Kalbe Farma, Tbk, (company registration number J.A. 5/72/23) ("Kalbe"), a company incorporated in Indonesia, whose principal place of business is at JI. Let. Jend. Suprapto Kav. 4, Jakarta 10510, P.O. Box 3117 / JKT Jakarta 10002, Indonesia.

Recitals:

A.  CIMYM is the exclusive licensee of certain Licensed Patent Rights and certain Licensed Know-how and other rights relating to marketing and selling Licensed Product (as defined below) in the Territory (as defined below).

B.  The shareholders of CIMYM are YM BioSciences, Inc. and CIMAB.

C.  CIMAB enters into commercial agreements on behalf of the Center of Molecular Immunology ("CIM", as defined below). CIM originally developed Licensed Product (as defined below) and has the facilities to manufacture Licensed Product. CIMAB is entering into this Agreement principally in order to assume the manufacturing and supply obligations set out in Clause 5.

D.  IGK is a subsidiary of Kalbe and Kalbe is an Affiliate (as defined below) of IGK.

E.  IGK is a drug development company that wishes to pursue the further development and commercialisation of Licensed Product for the treatment of cancer in humans in the Territory and in accordance with the provisions of this Agreement.

F.  IGK has demonstrated evidence of economic and financial solvency sufficient to assume the product development and conduct clinical trials of Licensed Product in the Territory.

G.  CIMYM is willing to grant to IGK, and IGK is willing to accept, a license within the IGK Field and Territory, as defined below, under certain terms and conditions and in accordance with the provisions of this Agreement.

It is agreed as follows:

1  Definitions

In this Agreement, the following words shall have the following meanings:

Affiliate
In relation to CIMYM or IGK, means any entity or person that controls, is controlled by, or is under common control with that Party. For the purposes of this definition, "control" shall mean direct or indirect beneficial ownership of 50% (or, outside a Party's home territory, such lesser percentage as is the maximum, permitted level of foreign investment) or more of the share capital, stock or other participating interest carrying the right to vote or to distribution of profits of that entity or person, as the case may be.

Arising Intellectual Property	Any and all of the Arising Patents and the Arising Know-how.

Arising Know-how
Technical, commercial and all other information generated by any Party or its Affiliates or sublicensees under this Agreement that relates to any of the Licensed Intellectual Property or the Licensed Product in the Territory, including any scientific or regulatory data (including clinical trial data generated by IGK), product license applications and approvals, clinical trial license applications and approvals, and development and marketing plans and activities.

Arising Patents
Any and all patents and patent applications that may be applied for or obtained in respect of any invention(s) made by any Party or its Affiliates or sublicensees under this Agreement and which relate to any Licensed Intel1ectual Property or the Licensed Product, together with any continuations, continuations in part, extensions, reissues, divisions, and any patents, supplementary protection certificates and similar rights that are based on or derive priority from the foregoing.

Calendar Quarter	Each three-month period ending on 31st March, 30th June, 30th September and 31st December.

Calendar Year
A year commencing on 1st January and ending on 31st December (but commencing on the Commencement Date in the first year of this Agreement and, in the final year of this Agreement, ending on the date of the last sale of Licensed Product under this Agreement).

CIM	The Center of Molecular Immunology, a scientific research institute based in Havana, Cuba.

CIMAB’s Contract Manufacturer	Any Person that may from time to time be contracted by CIMAB to manufacture the Licensed Product, or any component or ingredient thereof in accordance with the provisions of this Agreement.

CIMYM Field and Territory	(a) outside the Territory, all fields (including the Field); and (b) within the Territory, all fields other than the Field.

Claims
All demands, claims and liability (whether criminal or civil, in contract, tort or otherwise) for losses, damages, legal costs and other expenses of any nature whatsoever and all costs and expenses (including without limitation reasonable attorneys fees) incurred in connection therewith.

Commencement Date	The date of execution of this Agreement by the Parties (or, if they sign on different dates, the last date of signature of this Agreement by a Party).

Confidential Information
Means any and all trade secrets, technical and non technical and information owned by one of the Parties, or by any Affiliates of one of the Parties. Confidential Information includes, without limitation, all inventions, discoveries, processes, materials, formulae, clinical development plans, data, ideas, financial information, legal, corporate, marketing, product, research, personnel, customer, supplier and other non-public information, in whatever form or media, specifically identified as confidential prior to or at the time of its disclosure or disclosed orally and confirmed in writing as confidential within thirty (30) days of such oral disclosure.

Delivered Items	Has the meaning given in Clause 4.2.

Development and Commercialisation Plan	Has the meaning given in Clause 3.1.

Development and Commercialisation Plan Report	The report described in Clause 3.4 as amended from time to time.

Development Team Parties	CIMYM and IGK, and "Development Team Party" shall mean either of them.

Development Term
Means the period from the Commencement Date until completion of the development of Licensed Product to the point of first commercial sale of a Licensed Product in the Territory in accordance with the Development and Commercialisation Plan.

Diligent and Reasonable Efforts
Exerting such efforts and employing such resources (whether by itself or through sub-contractors or sub-licensees) as would normal1y be exerted or employed by a reasonable Third Party pharmaceutical company for a product of similar market potential at a similar stage of its product life, when utilizing sound and reasonable scientific, business and medical practice and judgment in order to develop the product in a timely manner and maximize the economic return from its commercialisation.

Expiring Patents	Patents or patent applications in the Territory as defined in Clause 9.1.1.

IGK Field and Territory	In respect of any activity that is licensed to IGK under this Agreement, shall mean that the activity must occur both within the Field and within the Territory.

Field	The treatment of cancer in humans.

Gross Sales Value
Shall mean any and all amounts invoiced and received by IGK or any of its Affiliates or any of its sublicensees from the sale of the Licensed Product to a Third Party in an arm's length transaction (or where the sale is not at arm's length, the price that would have been so invoiced and received if it had been at arm's length); provided that sales between any of IGK and its Affiliates or sublicensees shall not be considered a sale for the purposes of this definition unless there is no subsequent sale to a Person other than IGK and its Affiliates in an arm's length transaction. For the purpose of this definition, a sale shall occur when Licensed Product is transferred, shipped, or otherwise distributed to a Third Party for valuable consideration that is greater than or equal to the Net Sales Value.

Initial Development Program	A program of development to be conducted by IGK in accordance with the provisions of the attached Schedule 3 Part A.

Joint Development Team	A committee to be established, and operating, in accordance with the provisions of Clause 2.

Know-how	The Licensed Know-how and the Arising Know-how.

Licensed Intellectual Property	Any and all of the Licensed Patent Rights and the Licensed Know-how.

Licensed Know-how
Technical and scientific information in the possession of CIMYM or CIMAB in the Field relating to (a) Licensed Product and/or (b) the inventions claimed in the Licensed Patent Rights, including the information further described in the attached Schedule 2, in each case to the extent that such information is relevant, related to, derived from or useful for the clinical development, registration, commercialisation, storage, use or sale of Licensed Product within the Field in any country within the Territory. Licensed Know-how specifically excludes all technology, materials, and information related to the manufacture of Licensed Product.

Licensed Patent Rights
The patents and patent applications described in the attached Schedule 1 subject to the provisions of Schedule 1, together with any continuations, continuations in part, extensions, reissues, divisions, and any patents, supplementary protection certificates and similar rights that are based on or derive priority from the foregoing.

Licensed Product
Any product containing the humanised antibody to the EGF receptor, known scientifically as h-R3 and which has been given the INN "nimotuzumab" and otherwise referred to as TheraCIM h-R3 that is sold or otherwise supplied by IGK or its Affiliates and/or which incorporates, or its development makes use of, any of the Licensed Know-how or Licensed Patent Rights.

Major Countries	Shall mean Indonesia, Taiwan, Malaysia, Philippines, South Africa and Thailand.

Milestone Receipts	The amount of any payment, excluding Value Added Tax, due to CIMYM from IGK as described in Clause 7.2.

Net Sales Value
Shall mean Gross Sales Value net of (a) normal trade, cash and quantity discounts, allowances and credits, actually allowed and taken (including credit given for damaged, rejected or returned Licensed Products), (b) sales taxes, or other taxes, excluding withholding tax, duties and levies of a similar nature actually paid on Licensed Products, (c) freight, postage, shipping, insurance and other transportation charges; provided always the total deductions pursuant to (a, b, and c) above shall not exceed 10% of the Gross Sales Value.

Orphan Drug Status	Refers to the process of obtaining Orphan Drug Status in the IGK Field from the local drug regulatory authority in any country in the Territory.

Parties	CIMYM, CIMAB, Kalbe and IGK, and "Party" shall mean any of them.

Person	Includes any individual, firm, company, corporation or other legal entity.

Patents	Any and all of the Licensed Patent Rights and the Arising Patents.

Providing Parties	Both of CIMAB (whether on its own behalf or on behalf of CIM) and CIMYM, and "Providing Party" shall mean either of them.

Regulatory Application
Any and all applications that are necessary and appropriate to obtain a Regulatory Approval including, without limitation, all required documents, data and information concerning, filed or required to be filed, otherwise submitted by IGK or its Affiliates to a Regulatory Authority.

Regulatory Approval
Any and all approvals, licenses, registrations or authorisations of any Regulatory Authority that are necessary for the manufacture, use, storage, import, export, transport, marketing, distribution or sale of the Licensed Product in any part of the Territory.

Regulatory Authority	The equivalents of the US Food and Drug Administration in the Territory.

Supply Agreement	Any agreement between CIMAB, CIMYM and IGK under which CIMAB agrees to manufacture and supply IGK with Licensed Product.

Territory	Shall mean Thailand, Singapore, Indonesia, Taiwan, Myanmar, Cambodia, Laos, Brunei, Philippines, Malaysia, African Republic of the Congo, Nigeria and South Africa.

TheraCIM h-R3	A humanised antibody to the EGF receptor, known scientifically as h-R3 and which has been given the INN "nimotuzumab".

Third Party	A Person other than one of the Parties.

Valid Claim	A claim of a patent or patent application that has not expired or been held invalid or unenforceable by a court of competent jurisdiction in a final and non-appealable judgment.

2  Joint Development Team

2.1  Formation. Within thirty (30) days after the Commencement Date, the Development Team Parties shall establish a Joint Development Team, by each Development Team Party designating its initial members to serve on the Joint Development Team and notifying the other Development Team Party of its dates of availability for the first meeting of the Joint Development Team. The purpose of the Joint Development Team shall be to oversee the development of Licensed Product for purposes of commercialisation in the IGK Field and Territory. The Joint Development Team shall consist of not more than three (3) representatives designated by each Development Team Party. Each representative shall have relevant and appropriate expertise in order to oversee the development of the Licensed Product. If a representative of a Development Team Party is unable to attend a meeting of the Joint Development Team, such Development Team Party may designate an alternate to attend such meeting. In addition, each Development Team Party may, at its discretion, invite a reasonable number of other employees, consultants or scientific advisors to attend the meetings of the Joint Development Team, provided that such invitees are bound by appropriate confidentiality obligations. Each Development Team Party may change one or all of its representatives to the Joint Development Team at any time upon notice to the other Development Team Party.

2.2  Meetings. The Joint Development Team shall meet every six months in person or by teleconference and at such other times as the Parties may agree. The first meeting of the Joint Development Team shall be held as soon as reasonably practicable, but in no event later than 60 days after the Commencement Date. Meetings shall be held at such place or places as are mutually agreed or by teleconference or videoconference; provided, however, that there shall be at least one face-to-face meeting per calendar year.

2.3  Responsibilities. The Joint Development Team shall:

(a) Elaborate the Development and Commercialisation Plan in accordance with Clause 3.1

(b) review and unanimously approve (or, if the members of the Joint Development Team are unable to reach unanimous agreement, recommend to the Parties) the overall development strategy for Licensed Product in the IGK Field and Territory (including, without limitation, setting criteria for progression of Licensed Product to the next stage of development under the Development and Commercialisation Plan);

(c) review and recommend to the Parties modifications to the Development and Commercialisation Plan (including the resources to be allocated and the timelines contained in the Development and Commercialisation Plan);

(d) facilitate the transfer of Know-How and other information between the Parties for purposes of conducting the Development and Commercialisation Plan;

(e) regularly assess the progress of IGK in its conduct of the Development and Commercialisation Plan; and

(f) perform such other activities as are contemplated under this Clause 2. For the avoidance of doubt the Joint Development Team shall not have any role or responsibility in relation to determining whether IGK has complied with its obligations to CIMYM under this Agreement.

2.4  Disputes. If agreement cannot be reached within the Joint Development Team, IGK shall have the right to make the final determination concerning the resolution of the disagreement. Notwithstanding the foregoing, in the case of a material disagreement, prior to invoking its rights under this Clause 2.4, IGK agrees to have its chief executive contact the chief executive of CIMYM for the purpose of discussing the disagreement and attempting to reach a consensus. It shall be the goal of the chief executives to reach a consensus within five (5) days of the date on which contact is initiated by the chief executive of Kalbe, it being understood that (i) in the event of an extraordinary circumstance requiring a faster resolution (e.g., a safety issue or extraneous timing issue), IGK shall have the right to make the final determination prior to the end of such five (5) day period if a consensus has not been reached by the required time for resolution and (ii) in the event that a consensus has not been reached within ten (10) days of the date on which contact is initiated by the chief executive officer of IGK, IGK shall have the right to make the final determination. For the avoidance of doubt, IGK shall not have any right, under this clause, to determine whether it has complied with its obligations to CIMYM under this Agreement.

3  Development and Commercialisation

3.1  Development and Commercialisation Plan.

3.1.1  Within 90 days of the Commencement Date, the Joint Development Team shall prepare a written plan ("Development and Commercialisation Plan") that expands upon the initial development plan sec out in Schedule 3 and will describe, and provide a time line for:

(a) all development activities for the Licensed Product in the IGK Field and Territory, addressing each phase of development and the budget for completion of such activities, and providing detailed information on the activities to be conducted in the next 12-month period.

(b) intellectual property protection strategy, including applying for Orphan Drug Status, patents and supplementary protection certificates;

(c) clinical and registration strategy, with a view to expediting Regulatory Approval; and

(d) commercialisation strategy.

The Joint Development Team shall update the Development and Commercialisation Plan on a regular basis and at least annually.

3.2  Development and Commercialisation Activities. IGK shall be responsible for the development and commercialisation (in accordance with the Development and Commercialisation Plan) of the Licensed Product in the IGK Field and Territory. Such development and commercialisation shall be carried out under the oversight and management of the Joint Development Team and in accordance with the provisions of this Agreement.

3.3  Development and Commercialisation Costs. IGK shall bear all costs associated with the development and commercialisation of Licensed Product in the IGK Field and Territory, including costs incurred in the preparation and execution of the Development and Commercialisation Plan. If any Providing Party agrees with IGK to conduct work as part of the Development and Commercialisation Plan (which may include advice given to the Joint Development Team), the Providing Party's costs of conducting such work shall be borne by IGK, with the time costs of the Providing Party's representatives being charged to IGK on a daily rate basis. The Providing Party's daily rate for its representatives' work referred to in the previous sentence shall be agreed between the Providing Party and IGK or, if they are unable to agree, the rate shall be $1,000 (one thousand US dollars) per day plus any reasonable out-of-pocket expenses and external costs associated with such work.

3.4  Reporting. Without prejudice to the generality of IGK's obligations under Clauses 8.1 and 9.2, IGK shall provide a report ("Development and Commercialisation Report") to CIMYM at least once per annum. In addition, IGK shall provide to CIMYM a quarterly, written status update on all clinical, development and commercial activities being undertaken, and from time to time upon request, showing all past, current and projected activities taken or to be taken by IGK to bring Licensed Product to market and maximise the sale of Licensed Product in the IGK Field and Territory, and including details of all Arising Intellectual Property. CIMYM's receipt or approval or non-approval of any such report shall not be taken to waive or qualify IGK's obligations under Clause 8.1 or otherwise under this Agreement.

3.5  Exchange of Data. It is CIMYM's intention to grant sub-licenses to commercialise Licensed Product in the CIMYM Field and Territory and to facilitate the expeditious development and commercialisation of the Licensed Product in the IGK Field and Territory. Accordingly, each of the Parties, or CIMYM's sub-licensee(s), may generate data in relation to Licensed Product or Licensed Products that is useful to the other Parties in connection with their development or commercialisation of Licensed Products. To facilitate such commercialisation, each Party shall disclose and provide to the other Parties all Arising, technical and clinical trial information (including case report forms and source documentation) and all notices and other correspondence between IGK and its Affiliates and any Regulatory Authority on a quarterly basis in accordance with the provisions of Clause 3.4. In addition, each Party shall use commercially reasonable efforts to ensure that their sub-licensee(s) of Licensed Product disclose and provide to other Party and CIMAB technical and clinical data (including clinical trial information, case report forms and source documentation) in respect of Licensed Product that is generated by such sub-licensee(s) that is relevant to, related to, derived from or useful for the development, registration, commercialisation, or use of the Licensed Product for the other Party's Field and Territory, including but not limited to all Licensed Patent Rights, and any Arising Patents or Arising Know-how relevant to, related to, derived from or useful for the clinical development, registration, commercialisation, storage, use or sale of Licensed Product. Each Party shall also promptly notify the other Party as soon as they come into possession of clinical data related to or useful for the development and commercialisation of Licensed Product and Arising Know-how or Arising Patents generated by a sublicensee, by furnishing full details thereof to the other Party. CIMYM will not share or exchange data generated by the Parties under this Agreement with any of their third party licensees, unless such third party licensee also agree to the exchange (with IGK. either generally or specifically) of data generated by them on terms no more favourable than those agreed to be IGK.

4  Know-how and Confidential Information

4.1  Provision of Know-how. Upon IGK's reasonable written request, CIMYM shall supply IGK with all Licensed Know-how in its possession that is relevant to, derived from or useful for the development, registration, commercialisation, use or sale of Licensed Product within the IGK Field and Territory. The Licensed Know-how shall be subject to the confidentiality provisions of Clause 4.4.

4.2  Status of Know-how. IGK acknowledges that the Licensed Know-how is subject to further development. Accordingly, specific results cannot be guaranteed and any results, materials, information or other items, including the Licensed Know-how and inventions claimed in the Licensed Patent Rights (together “Delivered Items”) to be provided under this Agreement are provided “as is” and without any express or implied warranties, representations or undertakings. As examples, but without limiting the foregoing, CIMYM does not give any warranty that Delivered Items are of merchantable or satisfactory quality, are fit for any particular purpose, comply with any sample or description, or are viable, uncontaminated, safe or non-toxic.

4.3  Use of Know-how. IGK agrees, not to use the Know-how for any purpose except as expressly licensed hereby and strictly in accordance with the provisions of this Agreement.

4.4  Confidentiality Obligations. Each Party (“Receiving Party”) undertakes:

(a) to maintain as secret and confidential all Know-how and other Confidential Information obtained directly or indirectly from the other Party (“Disclosing Party”) in the course of or in anticipation of this Agreement and to respect the Disclosing Party's rights therein,

(b) to use the same exclusively for the purposes of this Agreement, and

(c) subject to the provisions of Clause 4.7, to disclose the same only to those of its employees, contractors and sub-licensees pursuant to this Agreement (if any) to whom and to the extent that such disclosure is reasonably necessary for the purposes of this Agreement.

4.5  Exceptions to Obligations. The provisions of Clause 4.4 shall not apply to Know-how and Confidential Information which the Receiving Party can demonstrate:

(a) was, prior to its receipt by the Receiving Party from the Disclosing Party, in the possession of the Receiving Party and at its free disposal; or

(b) is subsequently disclosed to the Receiving Party without any obligations of confidentiality by a Third Party who was not under a duty of confidentiality and did not derive it directly or indirectly from the Disclosing Party; or

(c) is or becomes generally available to the public through no act or default of the Receiving Party or its agents, employees, Affiliates or sub-licensees.

4.6  Disclosure to Court, etc. If the Receiving Party is required to disclose Know-how or other Confidential Information to the courts of any competent jurisdiction, or to any government regulatory agency or financial authority, such disclosure shall not be a breach of Clause 4.4, provided that the Receiving Party shall (i) inform the Disclosing Party as soon as is reasonably practicable and shall only disclose Confidential Information to the extent so required, and (ii) allow the Disclosing Party to seek to persuade the court, agency or authority to have the information treated in a confidential manner, where this is possible under the court, agency or authority's procedures.

4.7  Disclosure to Employees. The Receiving Party shall ensure that all of its employees, contractors, consultants, advisers and sub-licensees pursuant to this Agreement (if any) who have access to any of the Disclosing Party's Know-how or other Confidential Information to which Clause 4.4 applies, shall be made aware of and subject to these obligations and shall have entered into written undertakings of confidentiality at least as restrictive as Clauses 4.4 and 4.5 and prior to receiving Disclosing Party's Know-how or Confidential Information.

4.8  Ownership of Confidential Information

All Confidential Information disclosed by the Disclosing Party shall, as between the Parties, remain the sole and exclusive property of the Disclosing Party including without  limitation:

(a) all ideas, concepts, information, trade secrets, know-how, business strategies and methods relating to the Confidential Information;

(b) all physical material containing, bearing, or embodying any Confidential Information in human or machine readable form, including, without limitation, all documents, agreements, diagrams, charts, graphs, computer programs, computer diskettes, and computer files; and

(c) all proprietary and intellectual property rights in the Confidential Information, regardless of whether these items were created, generated, developed, produced or prepared by or on behalf of the Disclosing Party, and regardless of whether these items came into being before or after the date hereof.

4.9  Return of Confidential Information

Upon the request of a Disclosing Party, the Receiving Party will promptly return to Disclosing Party, or at Disclosing Party's election, destroy all Confidential Information of the Disclosing Party in its possession or in the possession of its representatives. Receiving Party shall use reasonable efforts to cause its representatives and any other Party acting under its direction or control to return all materials containing Confidential Information, including all copies, notes, summaries and outlines; Provided always IGK may retain a copy of all Confidential Information disclosed to IGK pursuant to this Agreement for the duration of this Agreement and for archival purposes.

5  Manufacturing and Supply

5.1  Clinical Supply.  CIMAB shall supply to CIMYM and CIMYM shall supply to IGK and its Affiliates, and IGK shall, subject to Clause 5.5 below, purchase from CIMYM for its own use and that of its Affiliates, in finished form with one hundred percent (100%) of IGK’s unit requirements of Licensed Product for all clinical development purposes. Such clinical requirements shall be supplied to IGK in accordance with the following terms and conditions:

(a) In respect of IGK's requirements for clinical trials for the purposes of seeking Regulatory Approvals in accordance with the Development and Commercialization Plan as outlined in Schedule 3 and agreed upon by the Parties, CIMYM shall sell Licensed Product in finished form to IGK at a supply price of US$1,000 (one thousand US dollars) per gram of active substance in the finished form, delivery of which will be within 90 days of written order. Payment will be made 50% in advance for each instalment of Licensed Product that is ordered under this paragraph (a) when it is available for delivery. The second half of payment will be paid within 30 days after receiving the Licensed Product.

(b) For all other supply for clinical purposes, including without limitation supply for Phase IV studies and for studies that are not required for obtaining Regulatory Approvals in accordance with the Development and Commercialization Plan as outlined in Schedule 3, CIMYM shall sell Licensed Product in finished form to IGK at a supply price equal to US$1,100 (one thousand one hundred US dollars) per gram. Payment will be made 50% in advance for each instalment of Licensed Product that is ordered under this paragraph (b) when it is available for delivery. The second half of payment will be paid within 30 days after receiving the Licensed Product.

5.2  Commercial Supply. CIMAB shall supply to CIMYM and CIMYM shall supply to IGK, and IGK shall, subject to Clause 5.5 below, purchase from CIMYM in finished form one hundred percent (100%) of IGK's unit requirements of Licensed Products for all commercial sales or any other non-clinical purposes. CIMAB may elect to have such requirements supplied to CIMYM by one or more of CIMAB’s Contract Manufacturer(s). IGK's quantity requirements shall include those of its Affiliates and sublicensees. The supply price that CIMYM shall charge to IGK shall be in accordance with the following:

(a) For supplies of Licensed Product to IGK until the fifth anniversary of the first commercial sale of the Licensed Product in a Major Country the greater of (i) 25% of the Net Sales Value of the Licensed Product in the Territory and (ii) US$1,500 (one thousand five hundred U.S. dollars) per gram of the Licensed Product. Payment will be made $750 per gram in advance for each instalment of Licensed Product that is ordered under this paragraph (a) when it is available for delivery. A second payment of $750 per gram will be paid within 30 days after receiving the Licensed Product and a final payment, applicable in the case where the selling price exceeds US$6,000 per gram, shall be paid within 30 days after final sale of the Licensed Product by IGK.

(b) After the fifth anniversary, the greater of (i) 20% of the Net Sales Value of the Licensed Product in the Territory and (ii) US$1,200 (one thousand five hundred U.S. dollars) per gram of the Licensed Product. Payment will be made $600 per gram in advance for each instalment of Licensed Product that is ordered under this paragraph (a) when it is available for delivery. A second payment of $600 per gram will be paid within 30 days after receiving the Licensed Product and a final payment, if applicable in the case where selling price exceeds US$6,000 per gram, shall be paid within 30 days after final sale of the Licensed Product by IGK.

5.3  Specifications.  CIMAB undertakes that all Licensed Product supplied to CIMYM (and thereafter to IGK) will be manufactured in accordance with mutually agreed upon specifications (inclusive of specifications in an approved Marketing Authorization) and Good Manufacturing Practices of the European Medicines Agency and the relevant Regulatory Authorities, and the relevant regulatory authorities in the countries of manufacture of the Licensed Product, and will not be adulterated or misbranded under applicable laws, regulations or guidelines, and that the manufacturer will have in force all necessary Regulatory Approvals for the manufacture of Licensed Product in accordance with such specifications for the purposes of supply and use of Licensed Product in all countries of the Territory, and will be in good standing with all Regulatory Authorities.

5.4  Supply Agreement. Licensed Product supplied by CIMAB or CIMAB's Contract Manufacturer(s) to CIMYM and by CIMYM to IGK for clinical and commercial purposes shall be supplied to IGK pursuant to the terms of separate Supply Agreements. IGK, CIMYM and CIMAB shall use good faith efforts to negotiate and enter into such supply agreements for commercial purposes, at least six (6) months prior to the submission of a Regulatory Application for the Licensed Product in the Territory. The Supply Agreements shall contain forecast procedures, permitted variances from forecasted amounts, order and delivery times, quality control and quality assurance procedures, audits, yield ratios, maintenance of inventory, procedures and remedies for rejection of non-conforming product, record retention, compliance with laws, and other customary provisions. The terms of the Supply Agreements shall be consistent with the provisions of this Clause 5, unless otherwise agreed in writing by Parties.

5.5  Supply Shortage

5.5.1  CIMYM shall notify IGK immediately upon becoming aware that CIMAB or CIMAB's Contract Manufacturer is unable to supply CIMYM the quantity of the Licensed Product ordered by IGK. In such circumstances, CIMYM and CIMAB shall use all commercially reasonable endeavours to remedy such shortage.

5.5.2  In the event CIMAB is unable to supply CIMYM (and therefore IGK's) requirements of Licensed Product for any reason, CIMAB shall allocate an amount of the Licensed Product in its inventory so that IGK receives at least its proportionate share of such available supplies, as determined from reasonable forecasts and orders therefor as more specifically set forth in the Supply Agreement.

5.6  Right to Manufacture

5.6.1  In the event that, other than by reason of a Force Majeure Event (as defined in Clause 12.1), that (a) CIMAB or CIMAB's Contract Manufacturer is unwilling or unable to manufacture Licensed Product to the specifications required by the relevant Regulatory Authority or by the terms of any relevant Registration Approval, or b) CIMAB or CIMAB's Contract Manufacturers is or are unwilling or unable to supply CIMYM and therefore CIMYM is unable to supply IGK with Licensed Product for a period of more than one calendar quarter in any given two-year period and in such quantities in accordance with reasonable forecasts as agreed by the Parties, IGK shall have the right to have manufactured by a Third Party Manufacturer (as defined below) one hundred percent (100%) of its own clinical and commercial requirements of Licensed Product and/or the Licensed Product, in accordance with the provisions of Clause 5.6.2.

5.6.2  To enable IGK to have the Licensed Product manufactured for it in accordance with Clause 5.6.1, the Parties shall, if the events described in Clause 5.6.1 occur, make arrangements for the transfer of Licensed Know-how relevant to or useful for the manufacture of the Licensed Product to a manufacturer nominated by IGK ("Third Party Manufacturer"). CIMAB shall fully cooperate with CIMYM and IGK and take all commercially reasonable actions as shall be required to qualify and enable such Third Party Manufacturer including, without limitation, providing the Third Party Manufacturer without charge, such documentation, Know-How and technical assistance, with CIMAB and IGK sharing costs on a 50:50 basis.

6  Grant of Rights

6.1  Licensed Intellectual Property

6.1.1  CIMYM hereby grants to IGK, subject to the provisions of this Agreement:

(a) an exclusive sub-license in the IGK Field and Territory (except that in South Africa it shall be a Co-Exclusive License) under the Licensed Patent Rights with the right to sub-license, to develop, use and sell Licensed Product but only in the IGK Field and Territory;

(b) an exclusive sub-license in the IGK Field and Territory (except that in South Africa it shall be a Co-Exclusive License) to use the Licensed Know-how, with the right to sub-license, to develop, use and sell Licensed Product but only in the IGK Field and Territory; and

(c) in the case where the circumstances described in Clause 5.6 occur, CIMAB grants IGK a non-exclusive sub-license in the IGK Field and Territory (except that in South Africa it shall be a Co-Exclusive License) to manufacture or to have manufactured for IGK and its Affiliates and sublicensees, the Licensed Product.

6.1.2  In the event that CIMAB wishes to exercise its co-exclusive rights in South Africa, it shall notify IGK of its intended activities in such country so as to ensure that IGK's rights are not adversely affected.

6.2  Arising Intellectual Property

6.2.1  Arising Intellectual Property shall be owned by the Party (which for the purposes of this Clause may include CIM and CIMAB) that invents or creates it, and if it is jointly invented or created by IGK, one or more of the Parties it shall be owned jointly by those Parties (IGK, Kalbe, CIM and CIMYM) in equal, undivided shares, subject to the provisions of this Agreement including the following provisions:

(a) It is anticipated that Arising Know-how will be generated by clinicians and other Persons in the course of, or arising from, clinical studies that have been designed by the Joint Development Team. Accordingly, it is agreed that all Arising Know-how developed in, or arising from, the work performed under the Development and Commercialisation Plan shall be jointly owned by Parties in equal, undivided shares, subject to the provisions of this Agreement.

6.2.2  CIMAB and CIMYM hereby grants and agrees to grant to IGK an exclusive, fully paid-up and royalty-free, license under Arising Intellectual Property in the IGK Field and Territory, for the duration of this Agreement (and any extension thereto) with the right to sub-license, to research, develop, make, have made, import, use, sell and otherwise deal in any and all products and processes in the IGK Field and Territory save and except that the grant made hereunder in South Africa shall be a co-exclusive License, but only so long as the current co-exclusive license (or any extension thereof) between the Government of South Africa and CIMAB is in force.

6.2.3  IGK and its Affiliates hereby grant to CIMYM, CIMAB, and CIM an exclusive, fully paid- up and royalty-free, perpetual license under IGK's Arising Intellectual Property with a right to sub- license, research, develop, make, have made, import, use, sell and otherwise deal in any and all products and processes in the CIMYM Field and Territory.

6.3  Formal Licenses.  If requested by any of the Parties and at the requesting Party's administrative cost, the Parties shall execute such formal licenses as may be necessary or appropriate for registration with Patent Offices and other relevant authorities in the Territory. In the event of any conflict in meaning between any such license and the provisions of this Agreement, the provisions of this Agreement shall prevail. The Parties shall use reasonable endeavours to ensure that, to the extent permitted by relevant authorities, this Agreement shall not form part of any public record.

6.4  Reservation of Rights within Field and Territory.  For the avoidance of doubt, CIMYM reserves the right for itself and its licensees and assigns to use Licensed Product and the Licensed Intellectual Property in the IGK Field and Territory with the prior consent of IGK (a) for the purposes of research; and/or (b) for the purposes of development (including clinical trials) of products with a view to obtaining regulatory approval for such products in the CIMYM Field and Territory. If CIMYM wishes to conduct research or development activities in the IGK Field and Territory in accordance with the provisions of this Clause, it will so inform IGK and give IGK a first opportunity to propose terms for an agreement with CIMYM under which IGK would assist CIMYM with such activities at the cost of CIMYM.

6.5  No Other License. It is acknowledged and agreed that no license is granted by CIMYM to IGK other than the sub-license(s) expressly granted by the provisions of this Clause 6. Without prejudice to the generality of the foregoing, CIMYM reserves all rights under the Licensed Intellectual Property in the CIMYM Field and Territory.

6.6  Quality. IGK shall ensure that all Licensed Product marketed by it is of satisfactory quality and complies with all applicable laws and regulations in each part of the Territory.

6.7  Acknowledgment by CIMAB. CIMAB acknowledges and agrees that CIMYM has been granted the necessary rights and licenses to enable it to grant the licenses and sub-licenses referred to in Clause 6 of this Agreement.

7  Payments

7.1  IGK shall pay to CIMYM a non-refundable, non-creditable upfront payment of $1,000,000, within 30 days of receipt of invoice therefor after the Commencement Date.

7.2  IGK will pay to CIMYM the following non-refundable, non-creditable milestone payments, within 30 days from the date of occurrence of each of the following Events:

EVENT	PAYMENT

First Regulatory Approval within any Major Country as a treatment for Glioma	$500,000

First Regulatory Approval within any Major Country as a treatment for any indication other than Glioma (hereinafter "Indication 2'')	$1,100,000

First Regulatory Approval within any Major Country as a treatment for any indication other than Indication 2 or Glioma (hereinafter "Indication 3")	$1,100,000

First Regulatory Approval within any Major Country as a treatment for any indication other than Indication 2 or 3 or Glioma (hereinafter "Indication 4'')	$1,100,000

If CIMYM chooses to develop Licensed Product for additional indications that have not been included above, upfront and milestone payment terms will be negotiated with IGK at an appropriate time and if agreement is reached between the Parties, will be incorporated into an amendment to this Agreement.

7.3  Royalties. IGK shall pay to CIMYM a royalty of 15% (fifteen per cent) of Net Sales Value of Licensed Product.

7.4  Payment Dates. Royalties due under this Agreement shall be paid within 90 days of the end of each Calendar Quarter, in respect of sales of Licensed Product made during such Calendar Quarter, and final royalties shall be paid within 30 days of the final sale of the Licensed Product but in any event no later than 7 months following termination of this Agreement for any reason.

7.5  Payment Terms. All sums due under this Agreement:

(a) shall be paid in US dollars (or such other currency as the Parties may agree in writing) and, in the case of sales received by IGK in a currency other than US dollars, the income shall be calculated in the other currency and then converted into equivalent US dollars at the purchasing rate for US dollars as quoted by HSBC bank in Singapore, as applicable, as at the close of business on the last business day of the quarterly period with respect to which the payment is made;

(b) all sums payable by IGK hereunder shall be paid in full, without set-off or counterclaim, including but not limited to any deduction or withholding taxes or other liability imposed by any governmental authority or applicable law in the Territory. In the case where IGK is required by applicable law in the Territory to make any such deductions or withholding, IGK shall pay to CIMYM such additional amount as will result in the receipt by CIMYM of the full amount payable hereunder had such deduction or withholding not occurred or been required;

(c) shall be made by the due date, failing which CIMYM may charge interest on any outstanding amount on a daily basis at a prevailing US Prime Rate plus eight percent (8%) then in force published by the Wall Street Journal compounded monthly. By way of example, if the Wall Street Journal US Prime Rate is 5% and the outstanding amount is $1000, YM may charge $.42 per day interest on such outstanding amount.

7.6  Exchange Controls, etc. If at any time during the continuation of this Agreement IGK is prohibited from making any of the payments required hereunder by a governmental authority in any country then IGK will within the prescribed period for making the said payments in the appropriate manner use its best endeavours to secure from the proper authority in the relevant country permission to make the said payments and will make them within 7 days of receiving such permission. If such permission is not received within 30 days of IGK making a request for such permission then, at the option of CIMYM, IGK shall deposit the royalty payments due in the currency of the relevant country either in a bank account designated by CIMYM within such country or such royalty payments shall be made to an associated company of CIMYM designated by CIMYM and having offices in the relevant country.

7.7  Royalty Statements. IGK shall send to CIMYM at the same time as each royalty payment is made in accordance with Clause 7.3 a statement setting out, in respect of each country in the Territory in which Licensed Product is sold, the types of Licensed Product sold, the quantity of each type sold, and the total Net Sales Value in respect of each type, expressed both in local currency and US Dollars and showing the conversion rates used during the period to which the royalty payment relates.

7.8  Records

7.8.1  IGK and its Affiliates shall keep at its normal place of business detailed and up to date records and accounts showing the quantity, description, Gross Sales Value and Net Sales Value of Licensed Product, all source documents and other records corresponding to Gross Sales Value, Net Sales value or any deductions from Gross Sales Value and from Net Sales Value and the amount of Milestone Receipts received by it in respect of Licensed Product, on a country-by-country basis, and being sufficient to ascertain the payments due under this Agreement.

7.8.2  IGK and its Affiliates shall make such records and accounts available, on reasonable notice, for inspection during business hours by an independent chartered accountant nominated by CIMYM for the purpose of verifying the accuracy of any statement or report given by IGK to CIMYM under this Agreement. The accountant shall be required to keep confidential all information learned during any such inspection, and to disclose to CIMYM only such details as may be necessary to report on the accuracy of IGK's or its Affiliates statement or report. CIMYM shall be responsible for the accountant's charges unless the accountant certifies that there is an inaccuracy of more than 5% (five percent) in any royalty statement, in which case IGK and its Affiliates shall pay his charges in respect of that inspection. If the inspection shows that IGK or its Affiliates owes a payment to CIMYM under this Agreement, IGK shall promptly make such payment.

7.8.3  IGK shall ensure that CIMYM has the same rights as those set out in this Clause 7.8 in respect of any Affiliate of IGK that is sub-licensed under Licensed Intellectual Property pursuant to this Agreement.

8  Diligence

8.1  IGK shall use Diligent and Reasonable Efforts to develop and commercially exploit Licensed Product to the maximum extent throughout the Territory. Without limiting IGK's obligations under the previous sentence of this Clause 8.1, IGK shall develop and commercially exploit Licensed Product in accordance with the Development and Commercialisation Plan.

9  Intellectual Property

9.1  Obtain and Maintain the Licensed Patent Rights

9.1.1  CIMYM shall, at its cost and expense:

(a) diligently seek to obtain valid patents in the name of CIM pursuant to each of the Licensed Patent Rights; and

(b) pay all prosecution, maintenance, and renewal fees in respect of the Licensed Patent Rights as and when due;

provided that if CIMYM elects to abandon any such application or not to maintain any Licensed Patent (or to cease funding such application or patent) within IGK's Field and Territory (collectively "Expiring Patents") it shall give 3 months' prior written notice to IGK to permit IGK to maintain the Expiring Patents in the name of CIM and IGK, failing which, IGK shall not have any continuing rights under such Expiring Patents.

9.2  Obtain and Maintain the Arising Patents

9.2.1  IGK shall consult with CIMYM, CIM and CIMAB in relation to the filing and maintenance of any Arising Patents ("Arising Patents"). CIMYM shall, or shall ensure that its Affiliates or sub-licensees shall, at its own cost and expense:

(a) Diligently seek to obtain valid patents in the names of the inventing parties, as specified in Clause 6.2.1, in countries agreed upon by CIMAB and CIMYM for any Arising Inventions; and

(b) pay all prosecution, maintenance, and renewal fees in respect of the Arising Patents as and when due,

provided that if CIMYM,  its Affiliates or sub-licensees wish to abandon or not maintain any such application or not to maintain any such Arising Patent (or to cease funding such application or patent) (collectively "Abandoned Patents") within the IGK Field and Territory, it shall give 3 months' prior written notice to IGK and on the expiry of such notice period with respect to such Abandoned Patents in the IGK Field and Territory, CIMYM shall assign all rights and interest in such Abandoned Patents or patent application in question to be assigned to IGK and CIMYM shall have no continuing rights under such Arising Patents in the IGK Field and Territory.

9.2.2  Each Party shall inform the other Party promptly if it becomes aware of any alleged infringement or potential infringement of any of the Licensed Patent Rights in the IGK Field and Territory. The Parties shall consult each other on the best way to respond to such infringement.

IGK shall be responsible, at its discretion, for taking action against infringers of the Arising Patents in the IGK Field and Territory at its sale expense, and it shall be entitled to retain any damages or other payments or benefits obtained by such action in the IGK Field and Territory, after reimbursing CIMYM and CIMAB for any reasonable out-of-pocket expenses incurred in assisting it in such action. If IGK declines to take action, then CIMYM shall be entitled to take action against the Third Party infringer at CIMYM's sole expense and CIMYM shall be entitled to all damages or other sums received from such action, after reimbursing IGK for any reasonable out-of-pocket expenses incurred in assisting it in such action. If the alleged infringement is both within and outside the IGK Field and Territory, the Parties shall also co-operate with CIMYM's and CIMAB's other licensees (if any) in relation to any such action and shall divide the costs of such action proportionately among IGK and CIMYM's and CIMAB's other licensees who participate in such action. The apportionment of costs between licensees shall be decided by CIMYM, acting reasonably.

9.3  Infringement of Third Party Rights

9.3.1  If any warning letter or other notice of infringement is received by a Party, or legal suit or other action is brought against a Party, alleging infringement of Third Party rights in the manufacture, use or sale of the Licensed Product or use of any Licensed Patent Rights within the IGK Field and Territory, that Party shall promptly provide full details to the other Party, and the Parties shall discuss the best way to respond.

9.3.2  CIMYM shall have the right but not the obligation to defend such suit and shall have the right to settle with such Third Party, provided that if any action or proposed settlement involves the making of any statement, express or implied, concerning the validity of any Licensed Patent Rights within the IGK Field and Territory, the consent of IGK must be obtained before taking such action or making such settlement, such consent not to be unreasonably withheld or delayed.

9.4  Third Party Intellectual Property. For the avoidance of doubt IGK shall be solely responsible for obtaining and paying for any additional licenses and other rights that may be required to enable IGK or its Affiliates to commercialise Licensed Product in the Territory. If the sale of the Licensed Product is found to infringe the intellectual property rights of a Third Party, and results in the payment of royalties or other compensation by IGK (or its Affiliates) to a Third Party including legal fees, IGK may reduce us royalty payments to CIMYM under Clause 7.3 by 50% (fifty percent) of the royalties or other compensation paid to the Third Party in respect of sales of Licensed Product in the Territory, subject to the following conditions:

(a) The royalty due from IGK to CIMYM on the sale of the Licensed Product shall not be reduced below 12%; and

(b) Such reductions shall only be made where the Third Party liability arises from the use of the inventions claimed in the Licensed Patents and shall not be made in respect of any other inventions, improvements or other features that IGK chooses to incorporate into the Licensed Product.

9.5  Product Names. IGK may use its own trade mark for the Licensed Product and shall be responsible for deciding, in consultation with CIMYM, the trade mark to be applied to the Licensed Product in the IGK Field and Territory. IGK will be responsible for applying for any such trade mark in the Territory, at its sale cost. CIMYM acknowledges that it has no objection to the trade mark "TheraCIM". CIMYM will be responsible for applying for an international, non-proprietary name ("INN") for the Licensed Product at its sale cost. IGK acknowledges that it has no objection to the INN "NIMOTUZUMAB".

10  Representations, Warranties and Liability

10.1  Representations and Warranties by CIMYM. CIMYM represents and warrants that:

(a) it has all requisite corporate power and authority to enter into and perform its obligations pursuant to this Agreement and to grant the sub-licenses herein granted;

(b) it has not done, and will not do nor agree to do during the continuation of this Agreement, any of the following things if to do so would be inconsistent with the exercise by IGK of the rights granted to it under this Agreement, namely:

(i) grant or agree to grant any rights in the Licensed Patent Rights in the IGK Field and Territory; or

(ii) assign, mortgage, charge or otherwise transfer any of the Licensed Patent Rights in the IGK Field and Territory;

(c) it is not aware (but without having carried out any searches or investigations) that any Third Party (other than CIMYM's licensor(s)) owns or claims any rights in the Licensed Patent Rights;

(d) it is a corporation incorporated and validly existing under the laws of its jurisdiction of incorporation; and

(e) the execution, delivery and performance of this Agreement by it have been duly and validly authorized by all necessary corporate action on its part and this Agreement is a legal, valid and binding obligation enforceable against it in accordance with its terms, except as enforceability may be subject to bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

10.2  Representations and Warranties by IGK and Kalbe. Kalbe and IGK jointly and severally represent, warrant and undertake:

(a) that IGK has, and will continue to have, sufficient financial and other resources to fulfil its obligations under this Agreement;

(b) that IGK has obtained all necessary authorisations from its supervisory board and investors to use such resources and fulfil such obligations;

(c) IGK has all requisite corporate power and authority to enter into and perform its obligations pursuant to this Agreement;

(d) IGK is a corporation incorporated and validly existing under the laws of its jurisdiction of incorporation; and

(e) the execution, delivery and performance of this Agreement by IGK have been duly and validly authorized by all necessary corporate action on its part and this Agreement is a legal, valid and binding obligation enforceable against it in accordance with its terms, except as enforceability may be subject to bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

10.3  No Other Warranties

10.3.1  Each of IGK and CIMYM acknowledges that, in entering into this Agreement, it does not do so in reliance on any representation, warranty or other provision except as expressly provided in this Agreement, and any conditions, warranties or other terms implied by statute or common law arc excluded from this Agreement to the fullest extent permitted by law.

10.3.2  Without limiting the scope of Clause 10.3.1, CIMYM does not give any warranty, representation or undertaking:

(a) as to the efficacy or usefulness of any of the Licensed Intellectual Property; or

(b) that any of the Licensed Patent Rights is or will be valid or subsisting or (in the case of an application) will proceed to grant; or

(c) that the use of any of the Licensed Intellectual Property, the manufacture, sale or use of the Licensed Product or the exercise of any of the rights granted under this Agreement will not infringe any other intellectual property or other rights of any other person; or

(d) that the Licensed Know-how or any other information or materials communicated or provided by CIMYM to IGK under or in connection with this Agreement will produce Licensed Product of satisfactory quality or fit for the purpose for which IGK intended; or

(e) as imposing any liability on CIMYM in the event that any Third Party supplies Licensed Product to customers located in the Territory.

10.4 Indemnity and Insurance. IGK shall indemnify and hold harmless CIMYM, CIM and (except as otherwise provided in any Supply Agreement) CIMAB and their respective Affiliates and their respective officers, directors, employees, consultants, agents and representatives (the "Indemnitees") against all Third Party Claims which may be asserted against or suffered by any of the Indemnitees and which relate to:

(a) the use of any Delivered Items; or

(b) the manufacture, distribution, sale, supply or use of the Licensed Product or any other products or services which incorporate any Delivered Items,

by or on behalf of IGK or its Affiliates, or subsequently by any Third Party under license from IGK, including without limitation Claims based on product liability laws. For the duration of this Agreement, IGK shall maintain clinical trials and product liability insurance with a reputable insurer in an amount not less than the minimum amount required by law or best industry practice in each country of the Territory (or, in any country, if no such law or practice exists in that country, in an amount of at least $10,000,000) per Claim or series of Claims).

10.4.1  At the option of IGK, CIMYM will either (a) use commercially reasonable efforts to seek extension of its (or its Affiliate, YM BioSciences, Inc.'s) current clinical trial and product liability insurance to cover claims against IGK in the amount of at least $10,000,000 aggregate limit or such higher amount as may be required by law within the Territory, as IGK may be required to obtain pursuant to Clause 10.4 ("Insurance Coverage"), at the best commercially available policy premium; and in such a case, IGK will bear the premium for such extension; or (b) use commercially reasonable efforts to assist IGK to obtain Insurance Coverage on the best commercially reasonable terms.

10.5  Limitation of Liability. Subject to Clause 10.4, but notwithstanding any other provision of this Agreement, no Party shall be liable to any other Party to this Agreement in contract, tort, negligence, breach of statutory duty or otherwise for Claims of any nature whatsoever incurred or suffered by that other party or its Affiliates of an indirect or consequential nature including without limitation any economic loss or other loss of turnover, profits, business or goodwill.

11  Duration and Termination

11.1  Commencement and Termination by Expiry. This Agreement, and the rights granted hereunder, shall come into effect on the Commencement Date and, unless terminated earlier in accordance with this Clause 11, shall continue in force in each country in the Territory until the latest of the fifteenth anniversary of the date of the first commercial sale of Licensed Product in such country in the Territory by IGK or its Affiliates or the date when all Licensed Patent Rights have expired or been abandoned in accordance with the provisions of this Agreement, whichever is later; and on such date this Agreement and the rights granted hereunder shall terminate automatically by expiry.

11.2  Early Termination

11.2.1  IGK may terminate this Agreement at any time on 120 days’ notice in writing  to CIMYM.

11.2.2  Without prejudice to any other right or remedy, either of CIMYM or IGK may terminate this Agreement at any time by notice in writing to the other of them ("Other Party"), such notice to take effect as specified in the notice:

(a) if the Other Party (which in the case of IGK shall include any Affiliate of IGK) is in material breach of this Agreement and. in the case of a breach capable of remedy within 60 days, the breach is not remedied within 60 days of the Other Party receiving notice specifying the breach and requiring its remedy; or

(b) if the Other Party (which in the case of IGK shall include any Affiliate of IGK) becomes insolvent, or if an order is made or a resolution is passed for the winding up of the Other Party (other than voluntarily for the purpose of solvent amalgamation or reconstruction), or if an administrator, administrative receiver or receiver is appointed in respect of the whole or any part of the Other Party's assets or business, or if the Other Party makes any composition or proposal with its creditors or takes or suffers any similar or analogous action in consequence of debt; or

(c) if the first Phase II clinical trial for the Licensed Product within the Field in the Territory has not commenced within a period of one and a half years after the Commencement Date; or

(d) if the first Regulatory Approval for marketing the Licensed Product within the Field in the Territory is not obtained within a period of four (4) years after the Commencement Date while all the required documentation has been supplied by CIMYIM and CIMAB to IGK in a timely manner.

11.2.3  CIMYM may forthwith terminate this Agreement by giving written notice to IGK if IGK or any of its Affiliates commences legal proceedings, or assists any Third Party to commence legal proceedings, to challenge the validity of any of the Patents.

11.2.4  The Parties acknowledge and agree that IGK's remedy for any breach by CIMAB of its obligations under Clause 5 shall be as set out in any Supply Agreement that CIMYM and IGK may execute pursuant to Clause 5.4. Accordingly, breach of Clause 5 shall not entitle any Party to terminate this Agreement.

11.3  Consequence of Termination

11.3.1  Upon termination or expiration of this Agreement for any reason:

(a) If termination occurs after the first commercial sale of Licensed Product, IGK shall be entitled to sell, use or otherwise dispose of (subject to payment of royalties under Clause 7.3) any unsold or unused stocks of the Licensed Product for a period of 6 months following the date of termination following which it must destroy al1 such Licensed Product; and if termination occurs prior to the first commercial sale of Licensed Product, IGK shall forthwith return all such stocks of Licensed Product and Licensed Know-how to CIMYM at IGK's sale expense;

(b) subject to paragraph (a) above, IGK shall no longer be sub-licensed to use or otherwise exploit in any way, either directly or indirectly, any of the Licensed Intellectual Property or Arising Intellectual Property;

(c) subject to paragraph (a) above, IGK shall consent to the cancellation of any formal sub-license granted to it, or of any registration of it in any register, in relation to any of the Licensed Patent Rights;

(d) the provisions of Clause 4, except Clause 4.1 and 4.2 shall survive termination and continue in force for a period of five years after the effective date of termination, where applicable. For clarification, IGK and its Affiliates shall have no further right to use Licensed Know-how following termination or expiration of this Agreement;

(e) the provisions of Clauses 4, 6.2.3, 7, 10, and 12 are intended to survive the termination or expiry of this Agreement and shall survive the termination or expiration of this Agreement; and

(f) any and all rights and obligations accrued under this Agreement prior to termination or expiration shall survive. Notwithstanding the foregoing, neither Party shall be under any further obligation to the other and CIM and CIMYM shall have the right to issue licenses under the License Patent Rights to any Third Party within IGK's Field and Territory.

(g) IGK shall cease and shall cause any Third Party Manufacturer to cease manufacture of Licensed Product and destroy any materials used in the production or manufacture of Licensed Product within thirty (30) days.

11.3.2  Upon termination of this Agreement for any reason otherwise than (i) in accordance with Clause 11.1 or (ii) because or due to the breach of this Agreement by CIMYM, at CIMYM's request, IGK shall:

(a) transfer to CIMYM all clinical and other data relating to the development of Licensed  Product;

(b) to the extent possible, seek to have any Regulatory Approvals (including without limitation product licenses and pricing approvals) and other permits and applications transferred into the name of CIMYM or its nominee;

(c) grant CIMYM an exclusive, perpetual, fully paid up, royalty free, worldwide license, with the rights to grant sub-licenses without the consent of IGK, under all Arising Intellectual Property jointly owned by the Parties; and

(d) grant CIMYM or its nominee the right to continue to use any product name that had been applied to the Licensed Product prior to termination of this Agreement.

12  General

12.1  Force Majeure. None of the Parties shall be liable for any loss, injury, delay, damage or other casualty suffered or incurred by any other Party due to strikes, lockouts, labour disputes, riots, storms, fires, explosions, acts of God, war or any other causes that are beyond the reasonable control of that Party (each, a "Force Majeure Event"), and failure or delay by a Party in performance of any of its obligations under the Agreement due to one or more Force Majeure Events shall not be considered a breach of this Agreement.

The Party whose performance is affected by a Force Majeure Event shall make reasonable efforts to remedy the situation and remove, so far as possible, and with reasonable dispatch, the cause of its inability to perform or comply, provided however, that settlement of labour disputes, strikes, and lockouts shall be wholly within the discretion of the Party involved.

If a Force Majeure Event exists for more than ten (10) consecutive days, the Parties shall meet to negotiate a mutually satisfactory solution to the problem. Nothing herein shall relieve the Parties of their obligations to make payments when due hereunder.

12.2  Language and Amendment. This Agreement is made in the English language and may only be amended in the English language in writing signed by duly authorised representatives of the Parties. In the event of any conflict in meaning between the English language version and any translation of this Agreement, the English language version shall prevail.

12.3  Assignment and Third Party Rights

12.3.1  Subject to Clause 12.3.2 below, no Party shall assign, mortgage, charge or otherwise transfer any rights or obligations under this Agreement, nor any of the Patents or rights under the Patents, without the prior written consent of the other Parties.

12.3.2  With the prior written consent of the other Parties, a Party may assign all its rights and obligations under this Agreement together with its rights in the Patents to any company to which it transfers all or substantially all of its assets or business in the Field, provided that the assignee undertakes to the other Party to be bound by and perform the obligations of the assignor under this Agreement.

12.4  Waiver. No failure or delay on the part of either Party to exercise any right or remedy under this Agreement shall be construed or operate as a waiver thereof, nor shall any single or partial exercise of any right or remedy preclude the further exercise of such right or remedy.

12.5  Invalid Clauses. lf any of the within terms, conditions or provisions or the application thereof to any Person or circumstance shall at any time or to any extent, be invalid or unenforceable at law such term, condition, or provisions shall be severed from the remainder hereof which shall be affected thereby, and each and every time and in each and every circumstance in which reference is made hereto each term, covenant, condition and provision hereof shall be valid and be enforced to the fullest extent permitted by law.

12.6  No Agency. Neither Party shall act or describe itself as the agent of the other, nor shall it make or represent that it has authority to make any commitments on the other's behalf.

12.7  Interpretation. In this Agreement:

(a) the headings are used for convenience only and shall not affect its interpretation;

(b) references to persons shall include incorporated and unincorporated persons; references to the singular include the plural and vice versa; and references to the masculine include the feminine;

(c) references to Clauses and Schedules mean clauses of, and schedules to, this Agreement;

(d) references to any Party shall include their permitted successors and permitted assignees;

(e) references to any license shall mean, where the context requires, a sub-license;

(f) where the word "including" is used, it shall be understood as meaning "including without limitation"; and

(g) references to the grant of "exclusive" rights shall mean that the person granting the rights shall neither grant the same rights (in the same Field and Territory and in respect of the same Licensed Product) to any other person, nor exercise those rights directly to the extent that and for as long as the Licensed Product is within Valid Claims of unexpired Licensed Patent Rights or, to the extent that the Licensed Product is protected by Licensed Know-how that have not become known and available to the public.

12.8  Notices

12.8.1  Any notice to be given under this Agreement shall be in writing and shall be sent by first class mail, air mail or by courier, or by fax (confirmed by first class mail or air mail) to the address of the relevant Party set out at the head of this Agreement, or to the relevant fax number set out below, or such other address or fax number as that Party may from time to time notify to the other Party in accordance with this Clause 12.8. The fax numbers of the Parties are as follows:

Party	Fax number
CIMYM	001 905 629 4959
CIMAB	0053 7 273 3509
IGK	+622145850726

12.8.2  Notices sent as above shall be deemed to have been received three working days after the day of posting (in the case of inland first class mail or national courier), or seven working days after the date of posting (in the case of air mail or international courier), or on the next working day after transmission (in the case of fax messages, but only if a transmission report is generated by the sender's fax machine recording a message from the recipient's fax machine, confirming that the fax was sent to the number indicated above and confirming that all pages were successfully transmitted).

12.9  Law, Dispute Resolution. The validity, construction and performance of this Agreement shall be governed by English law. Any dispute arising out of or in connection with this Agreement shall first be referred to the Joint Development Team for resolution. If the Joint Development Team is unable or unwilling to resolve such dispute within 30 days of the dispute being referred to it, the dispute shall be referred to the Chief Executive Officers of the Parties in dispute for resolution. If the Chief Executive Officers of the Parties in dispute are unable or unwilling to resolve such dispute within 28 days of the dispute being referred to them, either Development Team Party may refer the dispute to mediation in accordance with the Model Mediation Procedure of the Centre for Effective Dispute Resolution ("CEDR") in London. Unless otherwise agreed by the Development Team Parties, the mediator will be nominated by CEDR. To initiate the mediation procedure, a Development Team Party must give notice in writing (“ADR Notice”) to the other parties to the dispute, requesting mediation. A copy of the request should also be sent to CEDR. The mediation will start not later than 28 days after the date of the ADR Notice. If the Parties are unable to resolve the dispute through mediation, or none of the Parties refers the dispute to mediation, the dispute shall be referred to and finally resolved by arbitration by a single arbitrator in London under the Rules of the London Court of International Arbitration (the "Rules"), which Rules are deemed to be incorporated by reference into this Clause. The language to be used in the arbitral proceedings shall be English and the place of arbitration shall be London, UK. The arbitrator shall be chosen by the Parties or, failing agreement as to the choice of arbitrator within 28 days of one Party requesting that an arbitrator by chosen, appointed in accordance with the Rules. However, nothing in this Agreement shall prevent a Party from seeking an interim injunction or other equitable remedy in any court of competent jurisdiction.

12.10  Further Action. Each Party agrees to execute, acknowledge and deliver such further instruments, and do all further similar acts, as may be necessary or appropriate to carry out the purposes and intent of this Agreement.

12.11  Announcements. Neither Party shall make any press or other public announcement concerning any aspect of this Agreement, or make any use of the name of the other Party in connection with or in consequence of this Agreement, without the prior written consent of the other Party, except as may be required by law or by the rules of any stock exchange on which either Party is listed. The Parties shall agree a form of press release for issue on signature of this Agreement.

12.12  Entire Agreement. This Agreement, including its Schedules, sets out the entire agreement between the Parties relating to its subject matter and supersedes all prior oral or written agreements, arrangements or understandings between them relating to such subject matter. The Parties acknowledge that they are not relying on any representation, agreement, term or condition that is not set out in this Agreement. Nothing in this Agreement excludes liability for fraud.

12.13  Third Party Rights. This Agreement is not made for the benefit of, nor shall any of its provisions be enforceable by, any person other than the parties to this Agreement and their respective successors and permitted assignees.

12.14  Non-compete. IGK and its Affiliates warrants, represents, acknowledges and agrees, in respect of it and its Affiliates, that:

(a) they do not have any interest in any technology that competes with the Licensed Intellectual Property, nor is any of them engaged in any research or development activities with respect to any product that would compete with the Licensed Products; and

(b) for so long as this Agreement remains in force and for a period of one (1) year thereafter, they will not enter into any agreement with any Person other than CIMAB or CIMYM for the development or marketing of any product that is, or contains, (i) any other anti-EGF-receptor inhibitor, (ii) any product or component or sequence of EGF-R, EGF-R ligands, or any small molecule tyrosine kinase inhibitor, or (iii) covered under the scope of any Licensed Patent Rights or Licensed Know-how, unless specifically authorized by each of/all of CIMAB, CIMYM and Affiliates if applicable.

Agreed by the Parties through their authorised signatories:

For and on behalf of CIMYM, Inc.

signed	signed

David G.P. Allan	Sean E.L. Thompson

Director	Director, Corporation Development

date 31-Oct -05	date 31-Oct-05

For and on behalf of CIMAB S.A.

signed	signed

Norkis Arteaga Morales	Nornando Iznaga-Escobar

General Manager	Head, Division of Business and Development

date	date 19-Dec-05

For and on behalf of	For and on behalf of
Innogene Kalbiotech Private Limited	P.T. Kalbe Farma, Tbk

signed	signed

Rikrik IIyas	Johannes Setijono

Director	President Director

date 11-Nov-05	date 11-Nov-05

Schedule I
Licensed Patent Rights

The patents and patent applications listed in this Schedule are, or may become, relevant to this Agreement, but they also contain other rights not licensed under this Agreement. Thus their inclusion here is limited to the extent if any that they would protect the exploitation of Licensed Product for use within the IGK Field and in the Territory.

PCT/CU2003/000012.

Patent Numbers:

Thailand:	To Be Determined

Malaysia:	To Be Determined

Singapore:	200502422-9

Indonesia:	200501212

Philippines:	To Be Determined

Taiwan:	To Be Determined

South Africa:	To Be Determined

Myanmar:	To Be Determined

Laos:	To Be Determined

Cambodia:	To Be Determined

Brunei:	To Be Determined

Republic of Congo	To Be Determined

Nigeria	To Be Determined

International Filing Date: 22 October 2003 (22.10.2003)

Title:	METHOD OF OBTAINING CELL LINES IN A PROTEIN- FREE MEDIUM AND CELL LINES THUS OBTAINED

Applicant:	CENTRO DE INMUNOLOGIA MOLECULAR

Schedule 2
Licensed Know-how and Confidential Information

1.           All documentation that has been submitted by YM BioSciences, Inc. to the Health Protection and Food Branch of Health Canada in connection with an application for an Investigational New Drug Submission for the Licensed Product in Canada.

2.           All preclinical, clinical trial and manufacturing data generated by CIMAB.

3.           Any additional data submitted to Korean FDA.

4.           Any additional data submitted to EMEA.

5.           Any additional data submitted to the Indian regulatory authority.

6.           Any additional data submitted to the Chinese regulatory authority.

7.           Any other data submitted to any regulatory authority by current and future sub- licensees of the Licensed Product, subject to any confidentiality obligations to Third Parties if applicable.

Schedule 3
Initial Development and Commercialisation Plan

Part A: Initial Development Program

The development program will include:

1.           IGK will run a study in Head & Neck cancer in the local population. It is provisionally estimated that the study will be a non-randomized study combining radiation with TheraCIM in 40 patients.

2.           New indications to be determined.